

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720


November 24, 2008


Mr. Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039


> **RE:   Nexstar Broadcasting Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Form 10-Q for Fiscal Quarters Ended September 30, 2008**
> **File No. 0-50478**


Dear Mr. Devine:

   We have reviewed your filing and have the following comments.  Please address the following comments in future filings.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 16

Defining the Market – Benchmarking, page 16

1. We note that your CEO conducts a benchmarking analysis each year based on a review of approximately 20 multi-media companies that have a broadcast component. In future filings to the extent benchmarking continues to be material to your compensation program and decisions, identify the members of the peer group. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Elements of Compensation, page 17
Determination of 2006 and 2007 Compensation, page 19

2. In future filings, provide an explanation of how the actual amounts of cash bonuses and equity awards to each named executive officer were determined for the most recent fiscal year. Your disclosure should identify the material factors, whether quantitative or qualitative, that led to the awards. The reasons for material differences in compensation amounts or types among named executive officers should be explained. Although we note that cash bonuses are not based on defined formulas, you should explain in more detail the substance of the evaluation made by the compensation committee. Similar disclosure should be provided with respect to equity awards.

3. We note that certain financial measures and performance benchmarks are considered by the compensation committee in connection with equity awards. In future filings, these goals and performance against them should be disclosed if material in the context of your executive compensation policies or decisions. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 2.  Summary of Significant Accounting Policies, page F-7</u>

<u>Variable Interest Entities, page F-8</u>

4.  We note that, in conjunction with Mission's acquisition of KTVE on January 16, 2008, Mission entered into a SSA and JSA with you, whereby KARD provides local news, sales and other non-programming services to KTVE.  We also note that KTVE had a previous ten-year agreement with KARD effective March 2001.  Tell us how you considered EITF 04-1 in accounting for the termination of your original contract with Piedmont.

5.  You state that the JSA and SSA between Mission and Piedmont were terminated effective with the closing of Mission's acquisition of KTVE from Piedmont on January 16, 2008.  Tell us whether you are referring to the agreements that were effective as of March 2001.  If so, clarify whether these agreements were between Mission and Piedmont or Nexstar and Piedmont, as you have disclosed in the paragraph preceding this statement.

<u>Note 3.  Acquisitions, page F-19</u>

<u>WTAJ and WLYH, page F-20</u>

6.  We note that WLYH is programmed by a third party under a TBA that extends until 2015. Tell us what consideration you gave to this contract in your allocation of the purchase price of WLYH.

<u>Note 5. Local Service Agreements, page F-22</u>

<u>Other Local Service Agreements, page F-24</u>

7.  Describe the nature of your outsourcing agreements with Sinclair Broadcasting Group, Inc. in more detail.  In light of the fact that you provide certain services to stations owned by Sinclair, it is unclear why you are obligated to pay them a monthly fee.  Tell us how you are compensated for the services you provide to these stations.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director